December 3, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller and Mr. Ron Winfrey

Re:	PetroQuest Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 5, 2014

File No. 001-32681

Response Letter dated November 18, 2014

Dear Messrs. Hiller and Winfrey:

With respect to your letter dated November 18, 2014, regarding your review of our filing, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to our conversation on November 25, 2014, I am writing to request additional time to provide our responses. Due primarily to the work associated with preparing our current year end reserve report and compiling the information discussed in our conversation on November 25, 2014, I would appreciate an extension for our response until December 22, 2014.

Please call the undersigned at (337) 232-7028 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Bond Clement

J. Bond Clement

Executive Vice President and Chief

Financial Officer

400 E. Kaliste Saloom Rd., Suite 600 — Lafayette, Louisiana 70508

P.O. Box 51205 — Lafayette, LA 70505-1205 — (337) 232-7028 — Fax (337) 232-0044